SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*




                            Lakeview Financial Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   51222210-0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 4 pages

CUSIP No. 51222210-0           Schedule 13G                   Page 2 of 4 Pages
          ----------        -----------------

1.    Name of Reporting Person
      S.S. or I.R.S. Identification Number of above person:

              Lakeview Savings Bank Employee Stock Ownership Plan

2.    Check the appropriate box if a member of a group*

            (a)   |X|               (b)   |_|

3.    SEC Use Only

4.    Citizenship or Place of Organization:  New Jersey

Number of Shares Beneficially Owned by Each Reporting Person with:

5.    Sole Voting Power:                                0
                                                   ------------

6.    Shared Voting Power:                            217,844
                                                   ------------

7.    Sole Dispositive Power:                           0
                                                   ------------

8.    Shared Dispositive Power:                       217,844
                                                   ------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
           217,844
        -------------

10.   Check Box If The Aggregate Amount in Row (9) Excludes Certain
      Shares*

11.   Percent of Class Represented by Amount in Row 9:    8.76   %
                                                       ---------

12.   Type of Reporting Person*: EP



                                * SEE INSTRUCTION

                       Securities and Exchange Commission
                             Washington, D.C. 20549

Item 1(a)   Name of Issuer:  Lakeview Financial Corp.
            --------------

Item 1(b)   Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

                         989 McBride Avenue
                         West Paterson, New Jersey 07424

Item 2(a)   Name of Person Filing:
            ---------------------

            Lakeview Savings Bank Employee Stock Ownership Plan

Item 2(b)   Address of Principal Business Office:  Same as Item 1(b)
            ------------------------------------

Item 2(c)   Citizenship:  New Jersey
            -----------

Item 2(d)   Title of Class of Securities:  Common Stock
            ----------------------------

Item 2(e)   CUSIP Number:       51222210-0
            ------------

Item 3      Check whether the person filing is a:
            ------------------------------------

Item 3(f)      X        3(f) X  Employee  Benefit  Plan,  Pension  Fund which is
            -------     subject to the  provisions  of the  Employee  Retirement
                        Income Security Act of 1974.

Item 3(h)      X        3(h)   X   Group,   in   accordance   with   Rule   13d-
            -------     1(b)(1)(ii)(H).

Item 3(a)(b)(c)(d)(e)(g) - not applicable.

Item 4(a)   Amount Beneficially Owned:                                 217,844
            -------------------------                                  -------

Item 4(b)   Percent of Class:       8.76%
            ----------------        ----

Item 4(c) Number of shares as to which such person has:
            (i)   sole power to vote or to direct the vote                 -0-

            (ii)  shared power to vote or to direct the
                  vote                                                 217,844
                                                                       -------

            (iii)sole power to dispose or to direct the
                 disposition of                                            -0-

            (iv)  shared power to dispose or to direct the
                  disposition of                                       217,844
                                                                       -------

Item 5      Ownership of Five Percent or Less of Class:
            ------------------------------------------

                                 Not Applicable

Item 6      Ownership of More than Five Percent on Behalf of Another
            --------------------------------------------------------
            Person:
            ------

                                 Not applicable.

Item 7      Identification and Classification of the Subsidiary Which
            ---------------------------------------------------------
            Acquired the Security Being Reported on by the Parent
            ---------------------------------------------------------
            Holding Company.
            ---------------

                                 Not Applicable

Item 8      Identification and Classification of Members of the
            ---------------------------------------------------------
            Group.
            -----

            This Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan ("ESOP") identified in Item 2(a) by the ESOP Committee and the ESOP Trustee both filing under the Item 3(f) and 3(h) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

Item 9      Notice of Dissolution of Group.
            ------------------------------

                                 Not Applicable

Item 10     Certification.
            -------------

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

      After reasonable inquiry and to the best of my knowledge and belief, as a member of the Plan Committee and as an ESOP Trustee, I certify that the information set forth in this statement is true, complete and correct.



/s/ Leo J. Costello                                             2/12/97
--------------------------------------                          -------
Leo J. Costello                                                   Date



/s/ Leo J. Dean                                                 2/12/97
--------------------------------------                          -------
Leo J. Dean                                                       Date



/s/ Michael R. Rowe                                             2/12/97
--------------------------------------                          -------
Michael R. Rowe                                                   Date

Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------

      Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustee. The ESOP Trustee shares voting and dispositive power with the ESOP Committee. By the terms of the ESOP, the ESOP Trustee votes stock allocated to participant accounts as directed by participants. Stock held by the ESOP Trust, but not yet allocated is voted by the ESOP Trustee as directed by the ESOP Committee. Investment direction is exercised by the ESOP Trustee as directed by the ESOP Committee. The ESOP Committee and the ESOP Trustee share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

      Members of the ESOP Committee and their beneficial ownership of shares of common stock of the issuer exclusive of membership on the ESOP Committee and Trustee Committee and of shares beneficially owned as a Participant in the ESOP are as follows:

                                 Beneficial               Beneficial Ownership
    Name                         Ownership (1)            as ESOP Participant
-------------------------------------------------------------------------------

Leo J. Costello                   80,284(2)                       -0-
Leo J. Dean                       71,339(3)                       -0-
Michael R. Rowe                   83,153(3)                       -0-



------------------------------
(1) Includes shares of common stock of issuer owned in conjunction with family members. The ESOP Committee and ESOP Trustee disclaim ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the ESOP Committee and as ESOP Trustee.

(2) Includes 53,280 shares which may be purchased through the exercise of stock options and includes 4,931 shares over which Mr. Costello has shares voting and investment power as Co-Trustee of the Lakeview Savings Bank Pension Plan.

(3) Includes 44,496 shares which may be purchased through the exercise of stock options.